EXHIBIT 99.1

Caledonia Mining Corporation Plc: Zimbabwe government amends proposed changes to the royalty and tax regimes

ST HELIER, Jersey, Dec. 19, 2025 (GLOBE NEWSWIRE) -- On December 1, 2025 Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN, AIM and VFEX: CMCL) issued an announcement regarding proposed changes to the royalty and tax regimes, as they apply to gold miners, in the Republic of Zimbabwe’s 2026 National Budget. The proposed changes related inter alia to royalties and tax deductibility of capital expenditure.

Caledonia notes that, on December 17, 2025, the Zimbabwe Minister of Finance announced certain changes to these proposals in the second reading of the 2026 National Budget to the Zimbabwe parliament, specifically;

  The proposal to increase the royalty rate from 5% to 10% when the gold price exceeds US$2,500 per ounce will now only apply should the gold price exceed $5,000 per ounce.
  The proposed change to the tax treatment of capital expenditure whereby the current 100% upfront deduction would instead be spread over the life of the project, affecting the timing, but not the total amount of tax payable, has been withdrawn.
  The proposed change to levy withholding tax at 15% on interest payable on offshore loans has been withdrawn. Whilst this provision would have had little effect on Caledonia’s existing operations, it would have had an adverse effect on the Bilboes Gold Project, which Caledonia currently expects to fund with a large proportion of offshore debt.

The revised proposals, which have not yet been ratified by parliament, but are expected to be enacted before the end of the year, should result in no change in the financial outlook for Caledonia’s portfolio of assets in Zimbabwe provided the gold price remains below $5,000 per ounce.

Mark Learmonth, Chief Executive Officer of Caledonia, commented:

“The 2026 National Budget of Zimbabwe is yet to be enacted into law. However, we welcome the revised provisions announced this week which we believe demonstrate the Government of Zimbabwe’s support for the mining sector and the development of future mining projects in the country.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Information and statements contained in this document that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia's current expectations, intentions, plans, and beliefs. Forward-looking statements can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking statements in this document include: our expectation that the proposed changes to the royalty and tax regimes will be enacted as set out in this document; and that, as a result, we expect no change to the financial outlook for Caledonia’s portfolio of assets in Zimbabwe. These forward-looking statements are based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements.

Security holders, potential security holders and prospective investors should be aware that forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the group does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Group's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, and the other risks discussed in Caledonia's most recent Form 20-F annual report and other filings made with the U.S. Securities and Exchange Commission. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking statements for the purposes of preparing each announcement; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information, future events or other such factors which affect these statements, except as required by law.